Exhibit 99.1

Management's Discussion and Analysis

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada and the related notes to these financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries.

OVERVIEW

Description of Our Business

We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply our customers with business-critical information from multiple Thomson and third-party databases and further enhance its value with analysis, insight and commentary. To enhance the speed and accessibility of information to our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

We serve customers in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific & Healthcare.

We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate costs, costs associated with our stock appreciation rights and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that previously were maintained in our financial group.

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of EBITDA, Adjusted Operating Profit, Free Cash Flow and Adjusted Loss from Continuing Operations

We use the following to measure our operating performance, including our ability to generate cash flow:

  •
  EBITDA.  Among other things, earnings before interest, taxes, depreciation, amortization and restructuring charges, or EBITDA, eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. We also use EBITDA margin, which we define as EBITDA as a percentage of revenues.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.  We also evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted loss from continuing operations.  We measure our loss attributable to common shares to adjust for non-recurring items, which we refer to as adjusted loss from continuing operations, to assist in comparing this measure from one period to another.

EBITDA, EBITDA margin, adjusted operating profit, adjusted operating profit margin, free cash flow, adjusted loss from continuing operations and related measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles, or GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net income or loss or other measures of financial performance calculated in accordance with GAAP. We reconcile EBITDA, EBITDA margin, adjusted operating profit, adjusted operating profit margin, and adjusted loss from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP in the "Reconciliations" section at the end of this management's discussion and analysis.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Consolidated Operations

Our results from ongoing businesses exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (disposals). The principal businesses included in disposals were various businesses in our financial market group.

Revenues.    Total revenues for the three months ended March 31, 2003 were $1,669 million, a decrease of 1% from $1,680 million for the similar period in 2002. Revenues from ongoing businesses in the three months ended March 31, 2003 were $1,666 million, essentially unchanged from $1,670 million for the similar period in 2002. Increases in revenues in our legal and regulatory and scientific and healthcare groups were more than offset by decreases in our learning and financial groups. Overall, foreign currency translation favorably impacted revenues by approximately 2% in the first quarter of 2003 compared to the corresponding period in 2002.

In the three months ended March 31, 2003, products and services delivered electronically accounted for 62% of our revenues, compared to 61% for the comparable period in 2002 and 53% for the year ended December 31, 2002. Because of the seasonality of our learning group, which has a higher percentage of print-based revenues than our other market groups, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year. Historically, customer buying patterns in our learning group have been concentrated in the second half of the year. Therefore, to the extent that revenues in our learning group increase throughout the year, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year.

To conform to the current year's presentation, revenues and expenses within our financial group for the three months ended March 31, 2002 have been increased by $18 million in order to present on a gross basis certain stock exchange fees charged to our customers that had previously been netted. This reclassification had no impact on EBITDA or adjusted operating profit.

Operating profit.    Operating profit for the three months ended March 31, 2003 increased by 73% to $57 million from $33 million in the corresponding period in 2002. The increase was attributable to cost savings efforts at each market group, which offset the decrease in consolidated revenues, as well as to a benefit associated with our stock appreciation rights, compared to an expense in the first quarter of 2002. These increases were partially offset by higher depreciation and amortization expense.

EBITDA and adjusted operating profit.    EBITDA in the first quarter of 2003 increased 18% to $265 million from $224 million in the first quarter of 2002. Adjusted operating profit in the first quarter of 2003 increased 24% to $130 million from $105 million in the first quarter of 2002. The increase in EBITDA reflected the cost savings efforts and benefit associated with our stock appreciation rights, as discussed above in "Operating profit." Those increases flowed through to adjusted operating profit, but were partly offset by the higher depreciation expense discussed below.

Depreciation and amortization.    Depreciation in the first quarter of 2003 increased 13% to $135 million from $119 million in the first quarter of 2002. This increase reflected recent acquisitions and capital expenditures. Amortization in the first quarter of 2003 increased 11% to $73 million from $66 million in the first three months of 2002. The increase in amortization related to intangible assets from acquisitions completed in 2002.

Restructuring charges.    We incurred restructuring charges of $6 million in the first quarter of 2002 related to strategic initiatives in our legal and regulatory group and Thomson Media.

Net gains on disposals of businesses and investments.    In the first quarter of 2003, net gains on disposals of businesses and investments consisted primarily of the gain on the disposal of our 20% interest in Bell Globemedia Inc., or BGM. This disposal is discussed in "Related Party Transactions" below.

Net interest expense and other financing costs.    Our interest expense in the three months ended March 31, 2003 decreased 10% to $65 million from $72 million in the corresponding period in 2002, reflecting a lower level of outstanding debt in the first quarter of 2003.

Income taxes.    In the three months ended March 31, 2003, we recognized an income tax benefit of $3 million, compared to a benefit of $9 million in the three months ended March 31, 2002. This change was a result of a lower pretax loss during the first quarter of 2003, excluding the impact of the gain from the disposal of our 20% interest in BGM, which had no impact on taxes.

Equity in net losses of associates, net of tax.    Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for under the equity method. In the three months ended March 31, 2003, our equity in net losses of associates, net of tax, decreased to $4 million from $6 million in the three months ended March 31, 2002, driven by the improved performance of our investees.

Earnings attributable to common shares.    Earnings attributable to common shares for the three months ended March 31, 2003 include $24 million related to the redemption of our Series V Cumulative Redeemable Preference Shares. In February 2003, we exercised our right to redeem all of these outstanding shares and redeemed them on April 14, 2003 for Cdn$25.50 plus accrued and unpaid dividends up to, but not including, the redemption date. The $24 million represents the difference between the historical value of $332 million and the redemption amount of $308 million, which is due to exchange rate fluctuations of $30 million reduced by the premium paid on the redemption of $6 million.

In the three months ended March 31, 2003, earnings attributable to common shares were $66 million, compared to a loss of $36 million in the three months ended March 31, 2002. These results are not directly comparable, however, because of certain one-time items. The following table presents a summary of our loss and our loss per common share from continuing operations for the three month periods ended March 31, 2003 and 2002, after adjusting for one-time items in both periods.

	Three months ended March 31,
(unaudited) (millions of U.S. dollars, except per common share amounts)	2003	2002

Earnings (loss) attributable to common shares	66	(36)
Adjust for one-time items:
Net (gains) on disposals of businesses and investments	(56)	(3)
Restructuring charges	—	6
Tax on above items	(1)	(1)
Redemption of preference shares	(24)	—

Adjusted loss from continuing operations	(15)	(34)

Adjusted loss per common share from continuing operations	$(0.02)	$(0.05)

On a comparable basis, our adjusted loss from continuing operations in the three months ended March 31, 2003 was $15 million compared to $34 million in the three months ended March 31, 2002 reflecting higher operating profit and lower interest expense.

Thomson Legal & Regulatory

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2003	2002	Change

Revenues	677	665	2%
EBITDA	152	138	10%
EBITDA margin	22.5%	20.8%
Adjusted operating profit	109	99	10%
Adjusted operating profit margin	16.1%	14.9%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

Our legal and regulatory group experienced revenue growth in its existing businesses from Westlaw, the Checkpoint online tax service and FindLaw, as well as more timely renewals within the RIA compliance business. Revenue growth was also impacted by favorable foreign currency translation compared to the prior period. These increases were partially offset by reduced revenues within our business information and news business, expected decreases in sales of print and CD products and lower revenues within the global trademark businesses. Revenue growth from acquired businesses arose primarily from Lawtel, a legal online information service acquired in August 2002; Unilink, a developer of accounting and practice management software acquired in June 2002; and Harrison Company, a regional publisher of legal analytical content in the southeastern United States acquired in June 2002.

In the United States, the increase in Westlaw sales was driven by strong growth in the large and mid-sized law firm market segment and the corporate and governmental markets. Westlaw also experienced strong growth in the Asia-Pacific region as the Westlaw Australia service generated strong performance. The North American tax and accounting businesses also experienced a strong first quarter, led primarily by a 20% increase in revenues from Checkpoint. FindLaw revenues increased significantly as a result of strong renewal activity and increased new sales during the first three months of 2003.

The increases in EBITDA and adjusted operating profit, along with increases in the corresponding margins, reflected the revenue growth described above, reduced costs in the tax and accounting group as a result of past restructuring efforts, and a reduced level of technology and manufacturing expenditures compared to the first quarter of 2002.

Thomson Learning

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2003		2002	Change

Revenues	385		397	(3%	)
EBITDA	(12)		(12)	—
EBITDA margin	(3.1%	)	(3.0% )
Adjusted operating profit	(46)		(41)	(12%	)
Adjusted operating profit margin	(11.9%	)	(10.3)

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

The decrease in revenues from the first quarter of 2002 arose primarily from reduced textbook sales in our academic group, reduced sales of library reference materials, continued weakness in the information technology testing market, and a reduction in new business in the corporate outplacement business.

Our learning group's first quarter results are not indicative of its anticipated performance for the full year due to the seasonal nature of the academic business in which most of the revenues and profits are realized in the second half of the year. Moreover, our learning group has a strong new textbook list in place for this year and will offer approximately 20% more first edition and revised textbooks than in 2002. This is expected to result in a larger percentage of revenues being recognized in the second half of the year. Additionally, library budget cuts have affected the demand for reference materials. In our lifelong learning group, weakness in the information technology training business continued to result in lower corporate training budgets as our customers attempt to control costs. In the corporate outplacement business, revenues decreased as corporations had fewer requirements for outplacement services as their larger-scale reductions in workforce have slowed. These declines were partially offset by improved performance in certain businesses in the lifelong learning group as well as the favorable impact of foreign currency translation.

Despite the decrease in revenues, improved efficiencies realized from combining the acquired Harcourt businesses with existing businesses resulted in a constant EBITDA and EBITDA margin. However, higher depreciation expense resulting from recent acquisitions reduced adjusted operating profit and adjusted operating profit margin.

Thomson Financial

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2003	2002	Change

Revenues	383	406	(6%	)
EBITDA	94	94	—
EBITDA margin	24.5%	23.2%
Adjusted operating profit	50	55	(9%	)
Adjusted operating profit margin	13.1%	13.5%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

The decrease in revenues was primarily attributable to the difficult market conditions that continue in the global financial services industry. Worldwide economic uncertainty was worsened by political uncertainty during the first quarter of 2003. Continued deterioration in transactional services such as mergers, acquisitions and equity offerings have led to reduced earnings for many of our customers. Those clients are responding by continuing to reduce their capital spending and budgets, which in turn has led to product cancellations and pressure on our pricing. Decreases in revenues were partially offset by the favorable impact of foreign currency translation.

To conform to the current year's presentation, revenues and expenses for the three months ended March 31, 2002 have been increased by $18 million in order to present on a gross basis certain stock exchange fees charged to our customers that had previously been netted. This reclassification had no impact on EBITDA or adjusted operating profit; however, it did decrease EBITDA margin and adjusted operating profit margin for the three months ended March 31, 2002.

Despite the decrease in revenues, EBITDA remained constant and EBITDA margin increased slightly as a result of leveraging initiatives, cost controls and platform consolidation across the businesses in our financial market group. Higher depreciation expense led to a decrease in adjusted operating profit.

Thomson Scientific & Healthcare

	Three months ended March 31,
(unaudited) (millions of U.S. dollars)	2003	2002	Change

Revenues	189	168	13%
EBITDA	38	33	15%
EBITDA margin	20.1%	19.6%
Adjusted operating profit	31	26	19%
Adjusted operating profit margin	16.4%	15.5%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

The increase in revenues was attributable to growth from existing businesses, contributions from acquired companies and favorable currency translation. Growth from existing businesses arose from increases in continuing medical education revenues and higher subscription revenues for the Web of Science and Micromedex electronic product portfolio, partially offset by lower sales of ISI products.

Growth from acquisitions resulted primarily from Current Drugs, a provider of databases to the pharmaceutical and biotechnology industries, acquired in August 2002; Wila Verlag, a provider of patent information acquired in April 2002; and Delphion Research Site, a patent research solution acquired in December 2002.

The increases in EBITDA, adjusted operating profit and the corresponding margins resulted from these increased revenues as well as from cost controls.

Corporate and other

Revenues, which related solely to Thomson Media, decreased 5% from $43 million in the first quarter of 2002 to $41 million in the first quarter of 2003 due to continued weakness in the global financial services industry and the related advertising market.

The reduction in the EBITDA loss to $8 million in the first quarter of 2003 from $30 million in the first quarter of 2002 was primarily attributable to a benefit associated with our stock appreciation rights resulting from a decrease in the trading price of our common stock. Effective January 1, 2003, we began expensing the fair value of all stock options issued with restatement of prior periods. Included within "Corporate and other" is a charge of $5 million ($2002 — $4 million) relating to compensation expense associated with stock options.

Liquidity and Capital Resources

Financial Position

At March 31, 2003, our total assets were $17,849 million, a decrease of 4% from December 31, 2002. The decrease in total assets resulted from a reduction in accounts receivable of $315 million, reflecting the seasonality of our businesses, as well as depreciation and amortization, and the sale of our 20% interest in BGM. Our total assets by market group were as follows as of the dates indicated:

	As at March 31, 2003 (unaudited)		As at December 31, 2002

(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets

Thomson Legal & Regulatory	7,102	40%	7,195	39%
Thomson Learning	5,141	29%	5,328	29%
Thomson Financial	2,965	17%	3,022	16%
Thomson Scientific & Healthcare	999	5%	1,023	6%
Corporate and other	1,642	9%	1,974	10%

Total assets	17,849	100%	18,542	100%

The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

(millions of U.S. dollars)	As at March 31, 2003	As at December 31, 2002

Short-term indebtedness	219	316
Current portion of long-term debt	328	318
Long-term debt	3,607	3,487

Total debt	4,154	4,121
Swaps	24	161

Total debt after swaps	4,178	4,282
Less: cash	(550)	(709)

Net debt	3,628	3,573

Shareholders' equity	8,399	8,966

Net debt/equity ratio	0.43:1	0.40:1

At March 31, 2003, shareholders' equity included $110 million of preference share capital redeemable only at our option (December 31, 2002 — $442 million). The reduction from the December 31, 2002 balance was the result of our announcement, in February 2003, to redeem all of our outstanding Series V Cumulative Redeemable Preference Shares. We redeemed these shares on April 14, 2003 (see "Subsequent Events" below) and, therefore, they were reflected as a current liability in our March 31, 2003 balance sheet.

The following table displays the changes in our shareholders' equity for the three months ended March 31, 2003:

(millions of U.S. dollars)

Balance at January 1, 2003	8,966
Earnings attributable to common shares for the three months ended March 31, 2003	66
Redemption of Series V Cumulative Redeemable Preference Shares	(332)
Additional paid in capital related to stock option expense	5
Issuance of common shares under stock incentive plan	1
Dividends paid on common shares	(348)
Reduction of cumulative translation losses	41

Balance at March 31, 2003	8,399

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and the reinvestment of dividends, primarily by The Woodbridge Company Limited, or Woodbridge, our principal shareholder. Please see "Related Party Transactions" below for more information about our dividend reinvestment arrangement with Woodbridge. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

Operating activities.    Cash provided by our operating activities in the three months ended March 31, 2003 was $165 million, compared to $169 million for 2002. This decrease reflected the timing of payments related to accounts payable and accrued expenses as well as higher royalty payments from increased fourth quarter 2002 revenues within the learning group, offset by a higher level of EBITDA and accounts receivable collections.

Investing activities.    Cash provided by our investing activities in the three months ended March 31, 2003 was $137 million, largely reflecting $279 million of proceeds from the disposal of our 20% interest in BGM. Cash used in investing activities for the three months ended March 31, 2002 was $178 million.

Additions to property and equipment in the first quarter of 2003 decreased 22% to $87 million from $111 million in the corresponding period in 2002. Lower additions in the first quarter of 2003 reflected reduced capital expenditures in our financial group.

Other investing activities, which primarily comprise activity on acquisition and disposition-related reserves, were $31 million in the first quarter of 2003, compared to $56 million in the corresponding period in 2002. The decrease reflected the completion of many post acquisition and disposal activities during the period.

Financing activities.    Cash used in our financing activities was $461 million for the three months ended March 31, 2003. This amount reflected payments of commercial paper and revolving bank credit facilities, as well as dividends paid. Cash provided by our financing activities was $56 million for the three months ended March 31, 2002. This amount reflected the receipt of proceeds from our issuance of public debt, partially offset by payments of commercial paper and revolving bank credit facilities, as well as dividends paid.

Dividends declared during the three months ended March 31, 2003 were $396 million compared to $110 million in the corresponding period in 2002. This increase was due to the payment of a special dividend of $279 million in connection with the disposal of our 20% interest in BGM. Of the total dividends declared, $48 million in the first quarter of 2003 and $40 million in the first quarter of 2002 were reinvested in common shares, primarily by Woodbridge, resulting in common share dividend cash payments of $348 million and $70 million, in the first quarters of 2003 and 2002, respectively.

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months ended March 31, 2003 and 2002:

	Three months ended March 31,

(millions of U.S. dollars)	2003	2002

Net cash provided by operating activities	165	169
Additions to property and equipment	(87)	(111)
Other investing activities	(31)	(56)
Dividends paid on preference shares	(6)	(6)

Free cash flow	41	(4)

The improvement in our free cash flow in the three months ended March 31, 2003 compared to the corresponding period in 2002 was primarily a result of higher EBITDA and accounts receivable collections, as well as lower capital expenditures and lower levels of acquisition and disposition related reserve activity, which are the principal components of other investing activities. These improvements were partially offset by the timing of payments related to accounts payable and accrued expenses as well as higher royalty payments related to the increased fourth quarter 2002 revenues within the learning group.

Commercial paper program and facilities.    At March 31, 2003, including related currency swaps, $209 million of commercial paper was outstanding compared to $305 million as of December 31, 2002. In March 2003, we renewed our revolving credit facilities, resulting in total facilities of $1,545 million as of March 31, 2003. Of this amount, $390 million terminates in March 2004, $375 million terminates in August 2004, and $780 million terminates in March 2008. These facilities also support our commercial paper program and, therefore, the amount available under our revolving credit facilities is reduced to the extent we have commercial paper outstanding.

Related Party Transactions

As at March 31, 2003, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares.

On March 17, 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor and accordingly was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services.

Woodbridge has committed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in newly issued common shares of our company until June 2005.

Subsequent Events

On April 3, 2003, we announced that we had entered into a definitive agreement to acquire Elite Information Group Inc., or Elite, a leading provider of integrated practice and financial management applications for legal and professional services markets. On April 11, 2003, a newly formed Thomson subsidiary commenced a cash tender offer for all of the outstanding shares of Elite's common stock, at a price of $14 per share, or approximately $122 million. The Elite Board of Directors unanimously approved the agreement and the transaction is expected to close in the second quarter of 2003.

On April 14, 2003, we redeemed all of our outstanding Series V Cumulative Redeemable Preference Shares.

Critical Accounting Policies

Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in the Annual Information Form contained in our annual report on Form 40-F for the year ended December 31, 2002 for information on accounting policies that we consider critical in preparing our consolidated financial statements. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the Canadian Institute of Chartered Accountants, or CICA, have recently issued several accounting standards that are applicable to our activities. An overview of each of these standards follows:

Effective for the period ended March 31, 2003:

CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

We adopted Handbook Section 3475 early, with no material impact to our financial statements in the first quarter of 2003.

Accounting Guideline AcG-14, Disclosure of Guarantees.    This Guideline was issued in February 2003 with the intention of harmonizing Canadian GAAP with U.S. GAAP. The Guideline, which is effective for periods beginning on or after January 1, 2003, requires disclosure of information about certain types of guarantee contracts that require payments contingent on specified types of future events. We adopted these disclosure requirements in our financial statements for the year ended December 31, 2002, with no material impact.

Effective for future periods:

CICA Handbook Section 3110, Asset Retirement Obligations.    Effective for fiscal years beginning on or after January 1, 2004. This Handbook Section was issued in March 2003, with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The Handbook Section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. For example, the Handbook Section applies to removal of plant and equipment from leased property upon termination of the lease.

We are in the process of assessing the impact of Handbook Section 3110, the impact of which will reflect obligations in existence at the time of adoption.

Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting.

EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Effective for periods after the adoption of AcG-13. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

We are in the process of assessing the impact of AcG-13 and EIC Abstract 128, the final outcome of which will reflect the financial instruments in place at the date of adoption.

EIC Abstract 134, Accounting for Severance and Termination Benefits.    In March 2003, the EIC issued EIC Abstract 134, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP on this issue with U.S. GAAP.

EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). Also in March 2003, the EIC issued EIC Abstract 135, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. This Abstract harmonizes Canadian GAAP on this issue with U.S. GAAP. The Abstract addresses costs including, but not limited to:

  •
  termination benefits provided to current employees whose employment is involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract;

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

The Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

The Abstract is effective prospectively for all exit or disposal activities initiated after March 31, 2003.

Outlook

Our long-term financial targets remain to achieve average annual revenue growth between 7% and 9%, expand EBITDA margins, and enhance free cash flow generation. As previously stated, because economic softness and market uncertainty have continued into 2003, we do not expect to achieve our long-term revenue growth targets this year. However, we anticipate that our overall revenues will continue to grow despite softness in some areas. In addition, EBITDA margins are expected to continue to expand and we will maintain our focus on driving free cash flow in 2003.

Reconciliations

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED OPERATING PROFIT AND EBITDA

(millions of U.S. dollars)
(unaudited)

For the Three Months Ended March 31, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Operating profit	85	(69)	34	24	(17)	57	—	57
Add back:
Amortization	24	23	16	7	3	73	—	73

Adjusted operating profit	109	(46)	50	31	(14)	130	—	130
Add back:
Depreciation	43	34	44	7	6	134	1	135

EBITDA	152	(12)	94	38	(8)	264	1	265

For the Three Months Ended March 31, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Operating profit	74	(64)	40	21	(39)	32	1	33
Add back:
Restructuring charges	4	—	—	—	2	6	—	6
Amortization	21	23	15	5	2	66	—	66

Adjusted operating profit	99	(41)	55	26	(35)	104	1	105
Add back:
Depreciation	39	29	39	7	5	119	—	119

EBITDA	138	(12)	94	33	(30)	223	1	224

RECONCILIATION OF OPERATING PROFIT MARGIN TO ADJUSTED OPERATING PROFIT MARGIN AND EBITDA MARGIN
(as a percentage of revenue)

(unaudited)

For the Three Months Ended March 31, 2003

	Legal & Regulatory	Learning		Financial	Scientific & Healthcare	Corporate and Other		Ongoing	Disposals	Total

Operating profit	12.6%	(17.9%	)	8.9%	12.7%	(41.5%	)	3.4%	—	3.4%
Add back:
Amortization	3.5%	6.0%		4.2%	3.7%	7.4%		4.4%	—	4.4%

Adjusted operating profit	16.1%	(11.9%	)	13.1%	16.4%	(34.1%	)	7.8%	—	7.8%
Add back:
Depreciation	6.4%	8.8%		11.4%	3.7%	14.6%		8.0%	33.3%	8.1%

EBITDA	22.5%	(3.1%	)	24.5%	20.1%	(19.5%	)	15.8%	33.3%	15.9%

For the Three Months Ended March 31, 2003

	Legal & Regulatory	Learning		Financial	Scientific & Healthcare	Corporate and Other		Ongoing	Disposals	Total

Operating profit	11.1%	(16.1%	)	9.8%	12.5%	(90.7%	)	1.9%	10.0%	2.0%
Add back:
Restructuring charges	0.6%	—		—	—	4.6%		0.4%	—	0.4%
Amortization	3.2%	5.8%		3.7%	3.0%	4.7%		3.9%	—	3.9%

Adjusted operating profit	14.9%	(10.3%	)	13.5%	15.5%	(81.4%	)	6.2%	10.0%	6.3%
Add back:
Depreciation	5.9%	7.3%		9.7%	4.1%	11.6%		7.2%	—	7.0%

EBITDA	20.8%	(3.0%	)	23.2%	19.6%	(69.8%	)	13.4%	10.0%	13.3%

Certain information in this management's discussion and analysis, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual report on Form 40-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.